Exhibit 1
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FOR IMMEDIATE RELEASE                                               9 March 2009


                                 WPP PLC ("WPP")

                   Hill & Knowlton acquires remaining stake in
                       Feedback Hill & Knowlton in Poland


WPP announces that its wholly-owned operating company Hill & Knowlton (H&K), the public relations and public affairs network, has acquired the remaining 70% stake in Feedback Hill & Knowlton, one of Poland's leading public relations consultancies.

Founded in 1994, Feedback Hill & Knowlton Poland has been associated with H&K since 1998. Based in Warsaw, it employs 39 people. Clients include GSK, HSBC, Michelin, Samsung, Reckitt Benckiser and Pepsi.

Feedback Hill & Knowlton Poland's unaudited revenue for the year ended 31 December 2008 was PLN 5.2 million with gross assets at the same date of PLN 2.4 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                      T +44(0)20 7408 2204
www.wpp.com
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